UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 5)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HATTERAS FINANCIAL CORP.

(Name of Subject Company)

HATTERAS FINANCIAL CORP.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

41902R 103

(CUSIP Number of Class of Securities)

Michael R. Hough

Chairman and Chief Executive Officer

Hatteras Financial Corp.

751 West Fourth Street, Suite 400

Winston-Salem, North Carolina 27101

(336) 760-9347

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kerry E. Johnson, Esq.

Robert W. Smith, Jr., Esq.

Penny J. Minna, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4501

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Hatteras Financial Corp. (“Hatteras”), a Maryland corporation, filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2016, as amended by Amendment No. 1 filed with the SEC on May 19, 2016, Amendment No. 2 filed with the SEC on May 27, 2016, Amendment No. 3 filed with the SEC on June 15, 2016 and Amendment No. 4 filed with the SEC on July 1, 2016 (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer (the “Offer”) by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, and its direct wholly owned subsidiary, Ridgeback Merger Sub Corporation (“Offeror”), a Maryland corporation, to exchange for each outstanding share of common stock, $0.001 par value per share, of Hatteras, at the election of the holder thereof: (a) $5.55 in cash and 0.9894 shares of Annaly common stock, par value $0.01 per share (“Annaly common stock”), (b) $15.85 in cash (the “all-cash consideration”), or (c) 1.5226 shares of Annaly common stock (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections to receive the all-cash consideration or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Annaly has filed with the Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO dated May 5, 2016, as amended, and a Registration Statement on Form S-4 dated May 5, 2016, relating to, among other things, the offer and sale of shares of Annaly common stock to be issued to holders of shares of Hatteras common stock in the Offer (as amended by Amendment No. 1 to the Registration Statement on Form S-4 dated May 27, 2016, Amendment No. 2 to the Registration Statement on Form S-4 dated June 15, 2016, Amendment No. 3 to the Registration Statement on Form S-4 dated July 1, 2016 and Amendment No. 4 to the Registration Statement on Form S-4 dated July 7, 2016, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are incorporated herein by reference as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. The Agreement and Plan of Merger, dated as of April 10, 2016, by and among Annaly, Offeror and Hatteras (the “Merger Agreement”), a copy of which is incorporated by reference as Exhibit (e)(1) to this Schedule 14D-9, are incorporated by reference into this Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended by adding a new section entitled “Final Results of the Offer” immediately following the section entitled “Extension of the Offer” as follows :

Final Results of the Offer

On July 12, 2016, Annaly announced that the Offer and withdrawal rights expired as scheduled at 5:00 p.m. Eastern Time, on July 11, 2016. According to the press release issued by Annaly, Computershare Trust Company, N.A., the depositary and exchange agent for the Offer, has advised Annaly that, as of the expiration of the Offer, a total of 70,066,823 shares of Hatteras common stock, representing approximately 74.12% of the outstanding shares of Hatteras common stock, were validly tendered and not validly withdrawn in the Offer. The number of shares of Hatteras common stock validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition to the Offer, and all other conditions to the Offer were satisfied. According to the press release issued by Annaly and consistent with the terms of the merger agreement, Offeror accepted for payment and exchange, and will promptly pay for and exchange, all such shares of Hatteras common stock validly tendered and not validly withdrawn.

Following the consummation of the Offer, on July 12, 2016, Annaly and Offeror completed the acquisition of Hatteras pursuant to the terms of the Merger Agreement, through the merger of Hatteras with and into the Offeror in accordance with Section 3-106.1 of the Maryland General Corporation Law, with Offeror continuing as the surviving corporation (the “Merger”). Following the Merger, all shares of Hatteras common stock and Hatteras 7.625% Series A Cumulative Redeemable Preferred Stock will be delisted from the NYSE and deregistered under the Exchange Act.

The press release issued by Annaly announcing the completion of the Offer and the anticipated closing of the Merger is filed as Exhibit (a)(5)(L) to the Schedule TO and is incorporated herein by reference.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the expected consummation of the merger and the effects thereof, including the merger consideration to be received by the holders of Hatteras common stock and Hatteras Series A preferred stock and the election and proration procedures applicable to holders of Hatteras common stock who make an election to receive all-cash consideration or all-stock consideration; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of shares of Hatteras common stock are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: the effects of disruption from the Offer and the merger making it more difficult for Hatteras to maintain relationships with employees, collaboration parties, other business partners or governmental entities; other business effects, including the effects of economic or political conditions outside of Hatteras’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by Hatteras and Annaly, as well as the Schedule TO filed with the SEC by Annaly and the Offeror. All of the materials related to the Offer and the Merger (and all other Offer and merger documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of shares of Hatteras common stock also may obtain free copies of the documents filed with the SEC by Hatteras at www.HatFin.com. Hatteras does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Where You Can Find More Information

Hatteras and Annaly are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. Hatteras and Annaly are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with Hatteras or Annaly, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows Hatteras to “incorporate by reference” information into this Schedule 14D-9, which means that Hatteras can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Hatteras incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act:

•	the Annual Report to Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on February 24, 2016;

•	the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed with the SEC on May 3, 2016;

•	the Current Reports on Form 8-K, filed with the SEC on April 11, 2016 and May 4, 2016;

•	the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2015 from the Definitive Proxy Statement on Schedule 14A, as filed with the SEC on March 25, 2016;

•	the description of Hatteras’ common stock set forth or incorporated by reference in Hatteras’ Registration Statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description, filed with the SEC on April 23, 2008; and

•	the description of Hatteras’ 7.625% Series A Cumulative Redeemable Preferred Stock set forth or incorporated by reference in Hatteras’ Registration Statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description, filed with the SEC on August 23, 2012.

Hatteras also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by amending the following exhibits:

Exhibit No.	Description

(a)(5)(J)	Annaly’s Press release dated July 12, 2016 announcing the completion of the Offer and the anticipated closing of the Merger (incorporated by reference to Annaly’s Current Report on Form 8-K filed with the SEC on July 12, 2016).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HATTERAS FINANCIAL CORP.

Date: July 12, 2016	By:	/s/ Kenneth A. Steele
	Name:	Kenneth A. Steele
	Title:	Chief Financial Officer, Treasurer and Secretary